Exhibit 99.6

Form of Consent of Petroleum Engineers

We hereby consent to the use and reference to our name and our report evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as at December 31, 2003, and the information derived from our report, as described or incorporated by reference in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2003; (ii) registration statement on Form F-9 (File No. 333-98087); and (iii) registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”

P. A. Welch, P. Eng.
Executive Vice President

February 25, 2004

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com